December 17, 2009
QMM: NYSE Amex
QTA: TSX VENTURE
NR-26-09

QUATERRA AND GOLDCORP JOIN FORCES TO EXPLORE CENTRAL MEXICO

Goldcorp to provide US$10 million for exploration, retains right to acquire interests in Quaterra properties

VANCOUVER, B.C. — Quaterra Resources Inc. today announced that Goldcorp Inc. of Vancouver, B.C., has signed a letter of intent (LOI) with the Company. Under the LOI, Goldcorp has an option to acquire an interest in certain mining properties held by or acquired by the Company in central Mexico (the “Interest”) in return for funding generative exploration by Quaterra through a private placement of US$10 million in the Company over two years.

Goldcorp has agreed to purchase 3,001,418 units of Quaterra for total consideration of US$4 million (price determined by the 10 day volume weighted average price prior to this announcement, the “10 day VWAP”). Each unit is comprised of one common share and one-half non-transferrable share purchase warrant. Each full warrant entitles the holder to purchase an additional common share at a 25% premium to the private placement unit price and is exercisable for a two-year period from the date of issuance. In the second year, Goldcorp has committed to participate in a second private placement to purchase an additional US$6 million of Quaterra units at a price determined by the 10 day VWAP on the first anniversary of the Definitive Agreement (the “Agreement”). The Agreement is for three years or extendable to four years, provided that Goldcorp exercises all of the warrants by the end of the second year.

Goldcorp has an option to acquire up to 65% in any property in the central Mexico Interest, with the exception of Nieves, by spending $2 million over a two-year period on advanced exploration and by completing a bankable feasibility.

“This agreement provides a strong incentive for us to be successful in our exploration efforts,” says Quaterra President and CEO Thomas Patton. “In the generative phase, Quaterra will be relying on the same exploration team that made the initial Peñasquito discovery in Zacatecas State, Mexico, which was later acquired by Goldcorp. In the advanced phase, Goldcorp has the option to bring its formidable development and mine building expertise to the table.”

Says Charles Ronkos, Vice President of Exploration for Goldcorp: “This agreement brings together two talented teams that separately delineated and built the world-class Peñasquito deposit. Joining forces to explore this prolific area will increase our chances to make additional important discoveries.”

Quaterra Resources Inc. is a junior exploration company focused on making significant mineral discoveries in North America. The company uses in-house expertise and its extensive network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or base metal, precious metal or uranium deposits. The company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

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On behalf of the Board of Directors,

“Thomas Patton”
Thomas Patton,
President and Chief Executive Officer, Quaterra Resources Inc.

Some statements contained in this news release are forward-looking statements within the safe harbor of the Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in press releases to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. Similarly, the NYSE Amex has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at ph: 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

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